Foro Boca, Mexico Juan Pablo San Agustín EVP Strategic Planning and New Business Development Exhibit 2

These presentations contain forward-looking statements within the meaning of the U.S. federal securities laws. CEMEX, S.A.B. de C.V. and its direct and indirect subsidiaries (“CEMEX”) intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements in the U.S. federal securities laws. In some cases, these statements can be identified by the use of forward-looking words such as “may,” “should,” “could,” “anticipate,” “estimate,” “expect,” “plan,” “believe,” “predict,” “potential” and “intend” or other similar words. These forward-looking statements reflect CEMEX’s current expectations and projections about future events based on CEMEX’s knowledge of present facts and circumstances and assumptions about future events. These statements necessarily involve risks and uncertainties that could cause actual results to differ materially from CEMEX’s expectations. Some of the risks, uncertainties and other important factors that could cause results to differ, or that otherwise could have an impact on CEMEX or its subsidiaries, include the cyclical activity of the construction sector; CEMEX’s exposure to other sectors that impact CEMEX’s business, such as but not limited to the energy sector; competition; general political, economic and of anti-trust laws and as such, among business conditions in the markets in which CEMEX operates or that affects our operations; the regulatory environment, including environmental, tax, antitrust and acquisition-related rules and regulations; CEMEX’s ability to satisfy CEMEX’s obligations under its material debt agreements, the indentures that govern CEMEX’s senior secured notes and CEMEX’s other debt instruments; the impact of CEMEX’s below investment grade debt rating on CEMEX’s cost of capital; CEMEX’s ability to consummate asset sales, fully integrate newly acquired businesses, achieve cost-savings from CEMEX’s cost-reduction initiatives and implement CEMEX’s global pricing initiatives for CEMEX’s products; the increasing reliance on information technology infrastructure for CEMEX’s invoicing, procurement, financial statements and other processes that can adversely affect our sales and operations in the event that the infrastructure does not work as intended, experiences technical difficulties or is subjected to cyber-attacks; weather conditions; natural disasters and other unforeseen events; and the other risks and uncertainties described in CEMEX’s public filings. Readers are urged to read these presentations and carefully consider the risks, uncertainties and other factors that affect CEMEX’s business. The information contained in these presentations is subject to change without notice, and CEMEX is not obligated to publicly update or revise forward-looking statements. Readers should review future reports filed by CEMEX, S.A.B. de C.V. with the U.S. Securities and Exchange Commission. CEMEX assumes no obligation to update or correct the information contained in these presentations. CEMEX acts in strict compliance of antitrust laws and as such, among other measures, maintains an independent pricing policy that has been independently developed and its core element is to price CEMEX’s products and services based upon their quality and characteristics as well as their value to CEMEX’s customers. CEMEX does not accept any communications or agreements of any type with competitors regarding the determination of CEMEX’s prices for CEMEX’s products and services. Unless the context indicates otherwise, all references to pricing initiatives, price increases or decreases, refer to CEMEX’s prices for CEMEX’s products. UNLESS OTHERWISE NOTED, ALL FIGURES ARE PRESENTED IN DOLLARS. Copyright CEMEX, S.A.B. de C.V. and its subsidiaries. STRATEGY I

Our strategy focuses on shareholder value accretion Maximize organic growth Return capital to shareholders Explore growth opportunities Investment grade capital structure Value Creation Drivers Enabler STRATEGY I

Return capital to shareholders Share buy backs Dividends Explore growth opportunities Portfolio management Value creating acquisitions Maximize organic growth Drive operational excellence Enhance competitive position Sustainable improvement in ROCE STRATEGY I Discretionary Recurring / Predictable Value creation drivers

STRATEGY I Scalable operating model Operational Efficiency Active Portfolio Management Pricing Strategy Customer Centricity Cost containment Kiln efficiency $3.6B in divestments Recent investments Superior customer experience Leveraging our global networks to enhance our operating model

Our growth strategy supported by three main pillars STRATEGY I Leverage existing network New businesses enabled by digital technologies New markets

STRATEGY I Leveraging our existing network RMX AGG CEM Frac Sands Precast & Prestressed Concrete Products Mortar & Special Mortar Lime Asphalt Recycling Gypsum Waste Management Chemical Admixtures Landfill Fiber-cement

STRATEGY I Focus regions While evaluating opportunities to expand into new markets Cement in high growth markets

+4 roadshows +2000 startups scouted 3 (+1) investments signed 1 participation in “Brick & Mortar Ventures” fund (1) +450 ideas reviewed +10 active projects STRATEGY I Key Highlights Capitalize on efficiency opportunities in the construction industry Accelerate technology adoption Develop new sources of value creation across the construction ecosystem Provide superior customer experience leveraging digital technologies CX Ventures should generate value in the construction ecosystem 1) Construction tech investment fund

Business Logic Focus on cement in high growth markets Enhances current global portfolio Provides diversification Value Creation ROCE >> risk adjusted WACC Accretive for shareholders Synergies potential Risk Management Maintain our deleveraging path / investment grade capital structure Funding mix flexibility (FCF, debt & equity) No market accounts for > 25% of total EBITDA STRATEGY I Disciplined framework to filter opportunities

What you should expect from us Focused on delivering shareholder value Increase EBITDA through high operating leverage Grow by leveraging our existing network Consider new market opportunities on a case by case basis Develop CX Ventures

Foro Boca, Mexico